UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

CYTOKINETICS, INCORPORATED

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

23282W605

(CUSIP Number)

Jonathan P. Graham

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23282W605	13D	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS Amgen Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,984,901
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,984,901
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 39,703,886 outstanding shares of Issuer common stock, as of July 28, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q, filed on August 4, 2016.

CUSIP No. 23282W605	13D	Page 2 of 3 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed by Amgen Inc., a Delaware corporation (“Amgen”), with the United States Securities and Exchange Commission (the “SEC”) on June 18, 2013, as amended to date (the “Statement”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Cytokinetics, Incorporated, a Delaware corporation (the “Issuer”). This Amendment is being filed to report that Amgen is no longer the beneficial owner of more than five percent of the Common Stock of the Issuer based on the number of shares reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on August 4, 2016. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Items 2 and 5 of the Initial Statement are hereby amended and restated as follows:

Item 2.	Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen. The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and delivers human therapeutics. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d) As disclosed in Amgen’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on February 27, 2013, Amgen pled guilty to a single misdemeanor count of misbranding Aranesp® in a way that was different from the dosages in the product’s label. The plea was entered on December 18, 2012 in the U.S. District Court for the Eastern District of New York and was accepted by the court on December 19, 2012. Except with respect to the foregoing, neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 1,984,901

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 1,984,901

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 4.99% of the Issuer’s outstanding Common Stock.

The percentage of the Issuer’s outstanding Common Stock reported herein is based on 39,703,886 shares of Common Stock outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 4, 2016.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) Neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has effected any transactions with respect to the Issuer’s Common Stock during the past 60 days.

(d) None.

(e) As of August 4, 2016, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 23282W605	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 7, 2016	AMGEN INC.

/s/ David A. Piacquad
	Name:	David A. Piacquad
	Title:	Senior Vice President, Business Development

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, title and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below. The business address of each director and executive officer listed below is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320. Each of the executive officers and directors listed below is a U.S. citizen, with the exceptions of Mr. de Carbonnel, who is a French citizen.

Name	Principal Occupation[1]
Executive Officers

Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President

Jonathan P. Graham	Senior Vice President, General Counsel and Secretary

Sean E. Harper	Executive Vice President, Research and Development

Anthony C. Hooper	Executive Vice President, Global Commercial Operations

Brian M. McNamee	Executive Vice President, Full Potential Initiatives

David W. Meline	Executive Vice President and Chief Financial Officer

Cynthia M. Patton	Senior Vice President and Chief Compliance Officer

David A. Piacquad	Senior Vice President, Business Development

Esteban Santos	Executive Vice President, Operations

Annette L. Such	Vice President, Finance and Chief Accounting Officer

(1)	The principal occupation of each executive officer is with Amgen Inc.

Name	Principal Occupation
Directors

David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC

Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President, Amgen Inc.

François de Carbonnel	Former Chairman of the Board and Director, Thomson S.A.

Robert A. Eckert	Chairman Emeritus, Mattel, Inc.

Greg C. Garland	Chairman and Chief Executive Officer, Phillips 66

Fred Hassan	Partner and Managing Director, Warburg Pincus LLC

Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University

Frank C. Herringer	Retired Chairman and CEO, Transamerica Corporation

Tyler Jacks	David H. Koch Professor of Biology, Massachusetts Institute of Technology and Director of the David H. Koch Institute for Integrative Cancer Research

Judith C. Pelham	President Emeritus, Trinity Health

Ronald D. Sugar	Chairman Emeritus, Northrop Grumman Corporation

R. Sanders Williams	President of Gladstone Institutes and Robert W. and Linda L. Mahley Distinguished Professor of Medicine. Professor of Medicine, University of California, San Francisco